Exhibit 13

Peoples Bank

(Subsidiary of NorthWest Indiana Bancorp)

CORPORATE HEADQUARTERS
9204 Columbia Avenue, Munster, IN 46321

Member FDIC

ibankpeoples.com | 219.836.4400

BETTER BANKING KEEPS MOVING FORWARD

2020 ANNUAL REPORT

NorthWest Indiana BANCORP


INTEGRITY
EXCELLENCE
STABILITY
COMMUNITY

FINWARD BANCORP

On March 3, The Bancorp's shareholders voted on and approved a proposal to change the name of the Bancorp from "NorthWest Indiana Bancorp" to "Finward Bancorp." The Bancorp has filed the appropriate documents with the Financial Industry Regulatory Authority, Inc. ("FINRA") to effectuate the name change for purposes of trading on the OTC Pink Marketplace. The Bancorp also has requested that FINRA approve a new trading symbol reflecting the Bancorp's new name. FINRA has not yet declared an effective date of the name change, and we are awaiting notification from FINRA as to the effective date of the name change and approval of the new trading symbol. The Bancorp will provide such information in a future filing or press release. The Bancorp's common stock will remain quoted on the OTC Pink Marketplace under the current symbol "NWIN" until the new symbol is assigned by FINRA.

MOVING FORWARD

and keeping what makes us great.

As NorthWest Indiana Bancorp looked forward in 2020, our focus was to remain competitive with today's financial institutions and to commit to the future of banking. With that in mind, NWIN made the decision to undergo a full rebrand, including a new name and logo. This decision sparked many different ideas, and a few key concepts became apparent: the new name should stand out against competing brands as modern and unique, and represent best-in-class, forward-thinking financial services. From these core ideas, **Finward Bancorp** was born.

Finward remains true to the core values and mission of Peoples Bank. We are guided by our mission to help our customers and communities be more successful, and grounded in the shared values of Stability, Integrity, Community, and Excellence. These values are encompassed in both the new brand name and logo. The new chevron logo exemplifies Finward Bancorp as a financial institution that is always moving forward. The name is a combination of two ideas: ***financial services and forward***. Together, these two essential ideas combine to create something stronger: Finward.

Finward is a financial institution that stays ahead of the curve and works with its stakeholders to achieve greater collective success. Taking financial services forward is also a key part of how we create value for the shareholders that invest in us. It also reflects the company's commitment to invest in technology that enhances the customer experience and drives operating efficiency.

The new name also reflects that the operating company, Peoples Bank, has expanded beyond its original core markets in Northwest Indiana. Peoples Bank now serves customers in both Indiana and Illinois, and continues to look toward further growth in both markets. The change underscores the company's decision to grow in the greater Chicagoland market. Finward instills confidence that our company is continually striving to meet the needs of its customers, remain relevant in the financial services landscape, and to create value for its shareholders.

A LETTER TO NORTHWEST INDIANA BANCORP SHAREHOLDERS



Benjamin Bochnowski
President, CEO



David A. Bochnowski
Executive Chairman

As we transitioned into 2020, Peoples Bank was excited for the year ahead. We were coming off the back of another successful merger integration, and the economy looked bright. Our strategic plans had positioned us to take advantage of the great economic conditions we all foresaw for the year. As we wrote this letter last year, there were clouds on the horizon, but no one could have foretold the impact of COVID-19 on our company, our industry, and our nation. At the time, we made mention that our company was built to weather whatever came our way; we believe that we proved that over the course of 2020, and emerged a stronger company for it as we look toward a post-COVID future.

When the pandemic hit, we took action. Operations and strategy had to pivot in real time. We navigated the crisis grounded in our values: Stability, Integrity, Community, and Excellence. Three simple concepts guided management as we made our way through the uncertainty:

- Maintain the health of our team, our community, and our customers
- Ensure stability of operations
- Manage risk for future stability

Our response exemplified our resilience and further strengthened how we do business. Through our commitment to our customers and our team, we emerged a more capable financial institution and are ready to face the new and exciting opportunities that lie ahead.

A YEAR OF CHALLENGES

COVID-19 has impacted all of us in some way over the past year. As governors began issuing stay-at-home orders, we rapidly transitioned to a remote operating environment like many businesses across the country. We rethought how we delivered banking services, retooled to leverage electronic banking and collaboration software, and remained open and available for our customers and community at a time when they needed us most.

The macroeconomic environment left in the wake of the pandemic created unprecedented challenges. By the spring of 2020, unemployment rates dwarfed the Great Recession and interest rates plummeted. Pressure came from all sides, and we acted to stabilize our margin. As our customers struggled to understand the impacts of COVID-19 on their lives and businesses, we worked with them in order to ensure their success.

SUCCESS IN THE FACE OF ADVERSITY

Peoples Bank had a record year, and simultaneously built capital for future growth and reserves to prepare for continued economic uncertainty. We expanded our customer base during the pandemic, and posted 37.3% earnings growth. We met customer demands and continued to create value by effectively capitalizing on opportunities in the local market. The Paycheck Protection Program (PPP) was a great success, originating $91.5 million in loans and bringing in 201 new business customers. Our mortgage platform is built for scale, and we were able to act as demand increased, seen by our increased gain on sale of mortgage loans of 266.4%. Wealth Management income was likewise up 12% in a difficult year. We stayed true to our values and focused on success. Every measure of profitability was improved from the previous year. Those results gave us the confidence and track record to announce our intent to list on the NASDAQ, as well as the exciting rebranding of the holding company to Finward Bancorp.

Over the past year, we accomplished our strategic objectives and more. Peoples Bank finalized its transition from a savings bank to a commercial bank, and began implementing key technologies that will unlock potential for our business. Executive Management is well positioned to carry out our strategic plans for growth, efficiency, technology, and talent.

STRONGER TOGETHER

As COVID-19 threatened our communities, emotions were charged by a nationwide call for social change. In the midst of political discord and social unrest, we listened, reflected, and challenged ourselves to do better. Guided by our core values, we made a commitment to unite against racism, inequality, and injustice. We established a Diversity, Equity, and Inclusion (DEI) team to embrace the diversity of our workforce and identify internal barriers to success. From the customers, communities, and shareholders we serve to our dedicated employees who serve them, we are all connected in our mission, and will continue to embrace our diverse backgrounds as we grow stronger together.

LOOKING TO THE FUTURE

2021 started with forward momentum stemming from the strength of character and hard work of the previous year. We are incredibly proud of the Peoples Bank family and the tremendous efforts that went into making 2020 a success. Actions big and small – too many to count or recount – lifted our company. Technology investments and efficiency improvements over the past year will pave the way for continued growth.

We would be remiss if we did not also recognize the numerous external partners that helped us in our success last year. While many challenges remain from the pandemic, our company is optimistic for 2021. We will continue to draw on the strength of our past and we remain confident that NorthWest Indiana Bancorp is well positioned for the future of financial services.

STABILITY

2020 was a year unlike any other. As the coronavirus swept across our nation, life was put on hold for many. At Peoples Bank, we were prepared and ready to make sure we were there for our customers and communities when they needed us most. Faced with a constantly changing operating environment, we had to balance our priorities amid heightened concerns for everyone's physical health and well-being.

The pandemic increased demand for remote and at-home services for both customers and staff. We invested time and resources in our digital and mobile banking products, and re-engineered our daily operations in order to meet the needs of our customers. Our IT department worked tirelessly to equip our workforce for remote work in order to reduce in-person interactions. Employee health and safety continues to be our top priority as we get "back to business."

In the end, our Business Continuity Plan was tested and worked. We were skilled at making decisions on-the-fly because we trusted in the process and each other. Our tenacious team was armed with a solid plan, technology solutions, and we made good on our promise of stability. We kept our customers and employees healthy and connected, and delivered a consistent banking experience every step of the way.

EXCELLENCE

At Peoples Bank, our commitment to excellence is demonstrated through leadership within our communities and building strong, supportive relationships by building strong, supportive relationships to ensure everyone's success.

Through participation in the Small Business Administration's Paycheck Protection Program, our Business Banking team approved 782 applications totaling $91.5 million, with an average loan size of approximately $110,000 in the first round. These loans helped local business owners retain more than 10,000 employees at a time when they needed it most.

We were able to continue executing our strategic plan, even in the face of the pandemic. Earnings were up 37.3% over 2019, and several areas outperformed expectations: mortgage lending originations were up 288%, wealth management income was up 12%, and income from banking services was up 9%.

As a result of our continual commitment to excellence, we were named a **Top 200 Community Bank** for the 15th year in a row, and a **Best Bank to Work For** the 5th year in a row by American Banker Magazine.

INTEGRITY

During times of uncertainty, our customers and communities must be able to trust in the partnerships that we have built over the course of decades. That trust and reputation are key elements in our ability to do our part in the recovery from the pandemic. Our strong sense of ethics likewise guided us as we navigated the pandemic, acting with transparency and accountability to our customers, communities, employees, and shareholders.

Our values are the foundation of our business, and we are committed to those values in the good times and in times of uncertainty. That moral compass grounded us and connected our workforce as we transitioned to a decentralized work environment. As more work was done in more places, we also stepped up efforts to ensure quality and accuracy. The pandemic changed many things, but for us, we remained true to our values throughout.

2020 COMMUNITY SUPPORT

At Peoples Bank, our sense of camaraderie and genuine concern for our customers, employees, and community is embedded in every bank initiative. Our business model is rooted in our commitment to the local community.

In addition to the Bank's direct community support, **Community First** – the Bank's employee philanthropic committee – raises money through employee generated donations. With the Bank's matching of funds, the committee is able to donate to local non-profit organizations in Northwest Indiana and Chicago.

SPECIAL SHOUT OUT

Community First raised over $70,000, donated directly to the communities that the Bank serves.

SUMMER LOVE

Each summer, the Bank has a picnic to celebrate the employees and their families, and have a fun night out together. This year, due to COVID-19, the event was canceled. In place of the picnic, the employee organizing committee recommended donating the funds allocated to the picnic – a total of **$20,000** – to three local organizations in need.

- $10,000 donated to My Block, My Hood, My City;
- $5,000 donated to Urban League NWI;
- $5,000 donated to NWI Reinvestment Alliance.

A LEG UP

Throughout the year, Community First organized "casual weeks" where employees could donate $10 a week and wear jeans every day. While more than half of our employees were working from home, it didn't stop them from stepping up and contributing. The fundraiser—called Casual for a Cause—resulted in a total of **$29,500** that was distributed to local non-profits in need during the pandemic.

PPP SUPPORT

After the first round of PPP approved loans were fully processed, Peoples Bank's PPP efforts resulted in a total of 782 business loans to small businesses averaging 14 employees in size, and lending over **$90,000,000** in the process. These loans helped local business owners retain over 10,000 employees in our community and primarily supported small businesses whose success is a key factor in keeping local economies thriving.


15%
HEALTH & WELLNESS
30%
HOME OWNERSHIP & HOUSEHOLD STABILITY
34%
FINANCIAL LITERACY & EDUCATION
1%
OTHER
21%
ECONOMIC DEVELOPMENT

SUPPORT IN NUMBERS

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except for per share ratios and data)	December 31, 2020	December 31, 2019
Earnings:		
Net revenue (a)	64,029	53,828
Noninterest expense	40,846	37,388
Pre-provision profit	23,183	16,440
Provision for loan losses	3,687	2,584
Net income	16,604	12,097
Earnings per common share data:		
Net income per share:		
Basic	4.80	3.53
Diluted	4.80	3.53
Cash dividends declared	1.24	1.23
Book value	$44.16	$38.85
Selected balance sheet data (period-end):		
Total assets	1,497,525	1,328,722
Loans	966,578	906,869
Deposits	1,302,339	1,154,370
Total stockholders' equity	152,922	134,103
Selected ratios:		
Return on Equity	11.51%	9.54%
Return on Assets	1.16%	0.94%
Common equity tier 1 capital to risk-weighted assets	12.8%	11.8%
Tier 1 capital to risk-weighted assets	12.8%	11.8%
Total capital to risk-weighted assets	14.0%	12.7%
Tier 1 capital to adjusted average assets	8.5%	8.5%
Book value per share	$44.16	$38.85
Basic earnings per share	4.80	3.53
Dividends per share	1.24	1.23

(a) Net revenue represents the Bancorp's net interest income, plus non-interest income.

MARKET INFORMATION

The Bancorp's Common Stock is not listed on any national securities exchange, but rather is quoted in the over-the-market on the OTC Pink Marketplace, which is maintained by OTC Markets Group, Inc., under the symbol "NWIN." The Bancorp's stock is not actively traded. As of March 1, 2021, the Bancorp had 3,478,921 shares of common stock outstanding and 636 stockholders of record. This does not reflect the number of persons or entities who may hold their stock in nominee or "street" name through brokerage firms. Any over-the-counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Year ended December 31, 2020	Per Share Prices High	Low	Dividends Declared Per Common Share
1st Quarter	$ 46.20	$ 30.72	$ 0.31
2nd Quarter	34.00	29.01	0.31
3rd Quarter	32.00	30.00	0.31
4th Quarter	38.95	30.65	0.31

Year ended December 31, 2019	Per Share Prices High	Low	Dividends Declared Per Common Share
1st Quarter	$ 44.40	$ 40.25	$ 0.30
2nd Quarter	44.00	41.50	0.31
3rd Quarter	45.40	43.55	0.31
4th Quarter	48.00	44.45	0.31


Book Value per Share
$29.41
$32.14
$33.92
$38.85
$44.16
2016
2017
2018
2019
2020


Basic Earnings per Share
$3.20
$3.13
$3.17
$3.53
$4.80
2016
2017
2018
2019
2020


Assets (in millions)
$915.6
$927.2
$1,096.1
$1,328.7
$1,497.5
2016
2017
2018
2019
2020


Dividends per Share
2016
2017
2018
2019
2020

2020 Board of Directors

David A. Bochnowski, *Director since 1977*
Executive Chairman of the Bancorp
Former President and Chief Executive Officer of Peoples Bank

James L. Wieser, J.D., *Director since 1999*
Attorney, Wieser & Wyllie, LLP

Edward J. Furticella, *Director since 2000*
Former Executive Vice President and CFO of the Bancorp, Purdue University Northwest Professor Emeritus of Accounting, Florida Gulf Coast University, Adjunct Instructor of Accounting

Joel Gorelick, *Director since 2000*
Former President and Chief Operating Officer of the Bancorp, Charter Chairman Emeritus of the Lake County Economic Alliance, Inc., and Director and Chairman of the Audit Committee of the Indiana Economic Development Corporation

Kenneth V. Krupinski, *Director since 2003*
Retired Certified Public Accountant;
past President of Swartz Retson & Co., P.C.

Anthony M. Puntillo, D.D.S., M.S.D., *Director since 2004*
Orthodontist, CEO of Puntillo and Crane Orthodontics, P.C.

Donald P. Fesko, O.D., FACHE, *Director since 2005*
President, Chief Executive Officer, Community Foundation of Northwest Indiana

Amy W. Han, Ph.D., *Director since 2008*
Director for Clinical Affairs and Education of Indiana University School of Medicine – Northwest

Danette Garza, J.D., CPA, *Director since 2013*
Attorney and Certified Public Accountant,
CEO of Jack Gray Logistics Network, Inc.

Benjamin Bochnowski, *Director since 2014*
President, Chief Executive Officer of the Bancorp and Peoples Bank

Robert E. Johnson III, *Director since 2016*
President and Chief Executive Officer, Cimcor Inc.

Leroy F. Cataldi, P.D., *Director Emeritus*
Lourdes M. Dennison, *Director Emeritus*
Martin A. Dybel, *Director Emeritus*
Stanley E. Mize, *Director Emeritus*
Gloria C. Gray Weissman, *Director Emeritus*

2020 Board Committees

Compensation and Benefits
Donald P. Fesko, Chair
Anthony M. Puntillo, Vice-Chair
Amy Han
James L. Wieser

Executive Committee
David A. Bochnowski, Chair
Joel Gorelick, Vice-Chair
Benjamin Bochnowski
Edward J. Furticella
Amy Han
Kenneth V. Krupinski
Anthony M. Puntillo
James L. Wieser

Nominating and Corporate Governance
Kenneth V. Krupinski, Chair
Amy Han, Vice-Chair
Donald P. Fesko
James L. Wieser

Risk Management and Audit Committee
Robert E. Johnson III, Chair
Danette Garza, Vice-Chair
Edward J. Furticella
Kenneth V. Krupinski
Anthony M. Puntillo

Strategic Planning
Anthony M. Puntillo, Chair
Donald P. Fesko, Vice-Chair
Edward J. Furticella
Danette Garza
Joel Gorelick
Robert E. Johnson III

Wealth Management
Amy Han, Chair
James L. Wieser, Vice-Chair
Danette Garza
Kenneth V. Krupinski

Credit Committee
Joel Gorelick, Chair
Kenneth V. Krupinski, Vice-Chair
Danette Garza
James L. Wieser

Executive Team

David A. Bochnowski
Executive Chairman

Benjamin Bochnowski
President, Chief Executive Officer

Robert T. Lowry
Executive Vice President, Chief Operating Officer

Leane E. Cerven
Executive Vice President, Chief Risk Officer, General Counsel and Corporate Secretary

Tanya A. Leetz
Executive Vice President, Chief Information and Technology Officer

Todd M. Scheub
Executive Vice President, Chief Banking Officer

Peymon S. Torabi
Executive Vice President, Chief Financial Officer and Treasurer



Chicago–Garfield Ridge
Lemont
Orland Park (3 locations)
Midlothian
Whiting
East Chicago
Hammond (2 locations)
Gary
Munster (Corporate Center)
Highland
Hobart
Dyer
Schererville
Merrillville (2 locations)
Valparaiso
St. John
Crown Point
Winfield

Stock Transfer Agent
Broadridge Corporate Issuer Solutions

Independent Auditors
Plante & Moran, PLLC
10 S. Riverside Plaza, 9th Floor
Chicago, Illinois 60606-3564

Special Legal Counsel
Barnes & Thornburg LLP
11 S. Meridian Street
Indianapolis, Indiana 46204

Annual Stockholders Meeting
The Annual Meeting of Stockholders of NorthWest Indiana Bancorp will be held virtually at 8:00 am CDT on Friday, May 21, 2021

Annual Report on Form 10-K
A copy of the Annual Report on Form 10-K, for the NorthWest Indiana Bancorp, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date upon written request to the:

Corporate Secretary
NorthWest Indiana Bancorp
9204 Columbia Avenue
Munster, Indiana 46321